SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street, Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  December 14, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated December 14, 2004

EXHIBIT 1

December 14, 2004

Independent chain of custody adds transparency to fibre supply chain, supports forest certification

Vancouver, BC – Together with Office Depot and international professional services firm PricewaterhouseCoopers LLP, NorskeCanada has developed an independent chain of custody system to track its wood fibre supply. This auditable system identifies the source of wood fibre coming from forests with independently certified forest management practices.

The independent chain of custody verifies that select paper products made at the company’s Port Alberni and Powell River mills contain 100% certified wood fibre. NorskeCanada will not make a claim for paper containing less than 100% certified wood fibre.

“Our certification audit confirms that rigorous controls, management and reporting systems are in place to support NorskeCanada’s stated objectives and claim,” noted Bruce McIntyre, leader of PricewaterhouseCoopers’ Sustainable Business Solutions practice for the resources sector. “The independent chain of custody is comparable to other leading certification systems in terms of its mechanics and transparency.”

The independent chain of custody confers no preference, tracking fibre from well managed forests certified under three recognized systems – Canadian Standards Association (CSA), Forest Stewardship Council (FSC), and Sustainable Forestry Initiative (SFI).

“Certification offers a means to understand and promote forest stewardship,” said Stu Clugston, vice president, Corporate Affairs. “With our independent chain of custody, we are offering customers who share the same belief in responsible forest management a valuable tool to verify the fibre source and certification standards in the paper they purchase.”

Office Depot, a buyer of catalogue and insert paper from NorskeCanada’s Powell River and Port Alberni mills, is clear on the value of the system.

“ The independent chain of custody tracking system increases the transparency of the supply chain,” said Tyler Elm, Office Depot’s D irector of Environmental Affairs. “This enables Office Depot to track, measure and report the specific amount and type of environmentally-preferable fibr e used in our catalog ue and insert paper. We will now be able to claim by early 2005 that Office Depot’s catalogue and insert paper was sourced from responsibly managed forests , certified in accordance with a recognized forest certification standard , and that no fibr e from illegal logging entered the supply chain. ”

The independent chain of custody is just one element of NorskeCanada’s approach to continually improve the overall environmental performance of the papers it produces. Since 1999, the company has been active in a joint project with forest products companies and environmental groups to promote protection of one-third of the total land area of the Central and North Coast of British Columbia. This region is home to coastal temperate rainforests that have been globally recognized for their high conservation value. Ecosystem-based management will guide economic development in this 21,500 square kilometre (8,300 square mile) region.

NorskeCanada is also partnering with World Wildlife Fund Canada on a project to assess and set performance targets for the range of factors that contribute to environmentally preferred paper – from forest conservation and climate change to resource efficiency, waste and chemical reductions.

“We are working with NorkeCanada to reduce the environmental impact of its operations on temperate rainforest, freshwater and marine ecosystems on the coast of British Columbia,” said Linda Coady, vice president, Western Region, WWF Canada.  “Independent verification of progress against targets is a key element in all components of this project. It’s our hope this partnership will help drive environmental performance improvements across all of the buyers and suppliers involved in the supply chain for NorskeCanada mills on Vancouver Island.”

Emphasizing the commitment to sustainability, NorskeCanada is a charter member of the Climate Group, a non-profit organization of global leaders who have acted early to reduce greenhouse gas emissions. The Climate Group recently named NorskeCanada as one of five members that have reduced carbon emissions by 60 per cent or more since 1990. Additionally, the company supports the work of Metafore, a Portland-based organization that facilitates development of market-based solutions that contribute to forest conservation and related environmental stewardship.

NorskeCanada is North America’s third largest producer of groundwood printing papers. The company also produces market kraft pulp. With five mills employing approximately 4,000 people at sites within 100 miles of each other on the south coast of British Columbia, NorskeCanada has a combined annual capacity of 2.4 million tonnes of product. Norske Skog Canada Limited common shares trade on the Toronto Stock Exchange under the ticker symbol NS. The company is headquartered in Vancouver, BC.

For more information:

NorskeCanada

Office Depot

PricewaterhouseCoopers

Lyn Brown, Director

Brian Levine, Director

Jim Nelson, Director

Corporate Affairs

Public Affairs

Marketing & Communication

Tel: 604-654-4212

Tel: 561-438-2895

Tel: 604-806-7047

lyn.brown@norskecanada.com

blevine@officedepot.com

jim.nelson@ca.pwc.com